Exhibit 99.3

VOTING RESULTS

OF THE

ANNUAL GENERAL MEETING OF SHAREHOLDERS

OF

CNH INDUSTRIAL N.V.

HELD ON

FRIDAY APRIL 15, 2016

As of March 18, 2016 - the record date for the Annual General Meeting (“AGM”) – CNH Industrial N.V.’s (the “Company”) issued share capital amounted to 1,362,870,103 common shares and 474,474,276 special voting shares, each share having a nominal value of one eurocent, including at that date 800,000 common shares and 61,256,128 special voting shares held in treasury by the Company. Each share carries one vote.

In total, 1,775,288,251 votes could be validly cast.

At the AGM 1,043,953,059 common shares, constituting 76.64% of all outstanding common shares and 412,160,556 special voting shares, constituting 99.74% of all outstanding special voting shares in the capital of the Company as of the record date were present or represented at the AGM. In total, 82.02% of all outstanding shares (common and special) in the capital of the Company were present or represented at the AGM. The total number of voting rights at the AGM amounted to 1,456,113,615. In accordance with article 19, paragraph 12 of the Company’s Articles of Association, votes abstained have not been calculated as part of the votes cast.

In accordance with Section 2:120 paragraph 5 of the Dutch Civil Code, the outcome of the votes on the proposals discussed at the AGM is as follows:

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES ABSTAIN	VOTES TOTAL

Resolution 2.c.	1,456,059,565	99.99858%	20,707	0.00142%	33,343	1,456,113,615

Resolution 2.d.	1,454,923,085	99.92003%	1,164,472	0.07997%	26,058	1,456,113,615

Resolution 2.e.	1,446,085,686	99.74829%	3,649,144	0.25171%	6,378,785	1,456,113,615

Resolution 3.a.	1,342,877,584	92.34582%	111,305,798	7.65418%	1,930,233	1,456,113,615

Resolution 3.b.	1,452,661,097	99.76537%	3,416,437	0.23463%	36,081	1,456,113,615

Resolution 3.c.	1,439,715,876	98.87695%	16,352,402	1.12305%	45,337	1,456,113,615

Resolution 3.d.	1,396,616,941	95.91698%	59,451,508	4.08302%	45,166	1,456,113,615

Resolution 3.e.	1,452,013,274	99.72150%	4,055,214	0.27850%	45,127	1,456,113,615

Resolution 3.f.	1,451,710,097	99.70074%	4,357,423	0.29926%	46,095	1,456,113,615

Resolution 3.g.	1,453,682,019	99.83599%	2,388,050	0.16401%	43,546	1,456,113,615

Resolution 3.h.	1,452,828,616	99.77713%	3,245,130	0.22287%	39,869	1,456,113,615

Resolution 3.i.	1,452,377,885	99.74661%	3,689,543	0.25339%	46,187	1,456,113,615

Resolution 3.j.	1,384,058,171	95.05455%	72,009,116	4.94545%	46,328	1,456,113,615

Resolution 3.k.	1,454,582,159	99.89806%	1,484,387	0.10194%	47,069	1,456,113,615

Resolution 4.	1,455,450,136	99.97306%	392,275	0.02694%	270,204	1,456,112,615

Resolution 5.	1,455,843,531	99.98686%	191,346	0.01314%	78,738	1,456,113,615

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